UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Michael Kors Holdings Limited
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

G60754 10 1
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON Northcroft Trading Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON Littlestone Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 167,547
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 167,547
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,547
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%1
12	TYPE OF REPORTING PERSON CO

1      Based on 200,274,090 Ordinary Shares that were issued and outstanding as of December 29, 2012.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON Vax Trading Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgins Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON OB Kors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON John Muse2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 239,869
	6	SHARED VOTING POWER 243,176
	7	SOLE DISPOSITIVE POWER 239,869
	8	SHARED DISPOSITIVE POWER 243,176
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,045
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%3
12	TYPE OF REPORTING PERSON IN

2
John Muse is President of JRM Management Company, LLC, the General Partner of Muse Family Enterprises, Ltd. and JRM Interim Investors, LP. John Muse shares voting and dispositive control over the Ordinary Shares held by Muse Family Enterprises, Ltd. and JRM Interim Investors, LP.

3      Based on 200,274,090 Ordinary Shares that were issued and outstanding as of December 29, 2012.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON Muse Children’s GS Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 121,588
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 121,588
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,588
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%4
12	TYPE OF REPORTING PERSON OO

4      Based on 200,274,090 Ordinary Shares that were issued and outstanding as of December 29, 2012.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON JRM Interim Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 121,588
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 121,588
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,5885
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%6
12	TYPE OF REPORTING PERSON PN

5	This number does not include those Ordinary Shares held by Mr. John Muse or Muse Family Enterprises, Ltd.

6      Based on 200,274,090 Ordinary Shares that were issued and outstanding as of December 29, 2012.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON Muse Family Enterprises, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 121,588
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 121,588
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,5887
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%8
12	TYPE OF REPORTING PERSON CO

7	This number does not include those Ordinary Shares held by Mr. John Muse or JRM Interim Investors, L.P.

8      Based on 200,274,090 Ordinary Shares that were issued and outstanding as of December 29, 2012.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 10 of 21 Pages

ITEM 1.	(a)	Name of Issuer: Michael Kors Holdings Limited

	(b)	Address of Issuer’s Principal Executive Offices:
c/o Michael Kors Limited,
Unit 1902, 19/F, Tower 6
The Gateway, Harbour City
Tsim Sha Tsui, Hong Kong

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of each of the following persons:
1. Northcroft Trading Inc. 2. Littlestone Limited 3. Vax Trading Inc. 4. OB Kors LLC 5. John Muse 6. Muse Children’s GS Trust 7. JRM Interim Investors, LP 8. Muse Family Enterprises, Ltd.

	(b)	Address of Principal Business Office, or if None, Residence:

	1.	Northcroft Trading Inc.
c/o Rhône Gestion S.A.
2 Bd Georges – Favon
CH-1204 Geneva, Switzerland

2.	Littlestone Limited
c/o Moore Stephens
P. O. Box 146, Town Mills South
La Rue du Pre, St. Peter Port
Guernsey GY1 3HZ
Channel Islands

3.	Vax Trading Inc.
c/o MAO Financial Services S.A.
1, rue Etienne-Dumont
1204 Geneva, Switzerland

4.	OB Kors LLC
520 Pike Street, Suite 1100
Seattle, WA 98101

5.	For reporting persons John Muse, Muse Children’s GS Trust, JRM Interim Investors, LP and Muse Family Enterprises, Ltd.
c/o HM Capital Partners, LLC
200 Crescent Court, Suite 1600
Dallas, TX 75201

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 11 of 21 Pages

(c)	Citizenship:

1.	Northcroft Trading Inc.: Panama

2.	Littlestone Limited: Malta

3.	Vax Trading Inc.: British Virgin Islands

4.	OB Kors LLC: Washington, United States of America

5.	John Muse: United States of America

6.	Muse Children’s GS Trust: Texas, United States of America

7.	JRM Interim Investors, LP: Texas, United States of America

8.	Muse Family Enterprises, Ltd.: Texas, United States of America

(d)	Title of Class of Securities:

Ordinary Shares, no par value

(e)	CUSIP Number:

G60754 1 01

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

As of December 31, 2012, the following ordinary shares, no par value (the “Ordinary Shares”), of Michael Kors Holdings Limited (the “Company”) were beneficially owned by the following persons (all percentages of Ordinary Shares reported in this statement on Schedule 13G have been calculated based on the Ordinary Shares issued and outstanding as of December 29, 2012).

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 12 of 21 Pages

Northcroft Trading Inc.

(a)	Amount beneficially owned: 0
(b)	Percent of class: 0.0%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of:: 0

Littlestone Limited

(a)	Amount beneficially owned: 167,547
(b)	Percent of class: 0.1%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 167,547

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 167,547

	(iv)	Shared power to dispose or to direct the disposition of: 0

Vax Trading Inc.

(a)	Amount beneficially owned: 0
(b)	Percent of class: 0.0%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 0

OB Kors LLC

(a)	Amount beneficially owned: 0
(b)	Percent of class: 0.0%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 0

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 13 of 21 Pages

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 0

John Muse9

(a)	Amount beneficially owned: 483,045
(b)	Percent of class: 0.2%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 239,869

	(ii)	Shared power to vote or to direct the vote: 243,176

	(iii)	Sole power to dispose or to direct the disposition of: 239,869

	(iv)	Shared power to dispose or to direct the disposition of: 243,176

Muse Children’s GS Trust

(a)	Amount beneficially owned: 121,588
(b)	Percent of class: 0.1%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 121,588

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of: 121,588

	(iv)	Shared power to dispose or to direct the disposition of: 0

JRM Interim Investors, LP10

(a)	Amount beneficially owned: 121,588
(b)	Percent of class: 0.1%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 121,588

	(iii)	Sole power to dispose or to direct the disposition of: 0

9
John Muse is President of JRM Management Company, LLC, the General Partner of Muse Family Enterprises, Ltd. and JRM Interim Investors, LP. John Muse shares voting and dispositive control over the Ordinary Shares held by Muse Family Enterprises, Ltd. and JRM Interim Investors, LP.

10     This number does not include those shares held by Mr. John Muse or Muse Family Enterprises, Ltd.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 14 of 21 Pages

	(iv)	Shared power to dispose or to direct the disposition of: 121,588

Muse Family Enterprises, Ltd.

(a)	Amount beneficially owned: 121,5883
(b)	Percent of class: 0.1%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 121,588

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 121,588

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Pursuant to a Voting and Lock-up Agreement, dated July 11, 2011 (the “Voting Agreement”), each of Northcroft Trading Inc., Littlestone (now called “Littlestone Limited”), Vax Trading Inc., OB Kors LLC, John Muse, Muse Children’s GS Trust, JRM Interim Investors, LP and Muse Family Enterprises, Ltd. (collectively, the “Reporting Persons”), as  well as Sportswear Holdings Limited, Michael Kors, John D. Idol (the Reporting Persons, together with Sportswear Holdings Limited, John Idol and Michael Kors, the “Existing Shareholders”), agreed to vote all of their respective Ordinary Shares (and any other voting securities of the Company over which each such Existing Shareholder has voting control) as a block in accordance with the vote of the majority of the Ordinary Shares held by the Existing Shareholders on all matters (the “Voting Provisions”). As a result of the Company’s secondary offering in March 2012, the Existing Shareholders ceased to own, in the aggregate, at least 50% of the Company’s outstanding Ordinary Shares, and accordingly, in accordance with the terms of the Voting Agreement, the Voting Provisions terminated. As a result, the Reporting Persons ceased to be members of a “group” that, as of December 31, 2012, beneficially owned more than 5% of the Company’s Ordinary Shares issued and outstanding for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). This Amendment No. 2 to Schedule 13G constitutes an exit filing for each of the Reporting Persons but not as to the reporting persons party to Amendment No. 1 to  Schedule 13G, filed on February 1, 2013. See Item 9.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

11     This number does not include those shares held by Mr. John Muse or JRM Interim Investors, LP.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 15 of 21 Pages

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 5 and Item 9.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

The Voting Provisions in the Voting Agreement that caused the Reporting Persons to be deemed to be in a “group” with Mr. John D. Idol, Mr. Michael Kors and Sportswear Holdings Limited terminated on March 28, 2012. Each of the Reporting Persons is no longer deemed to be part of a “group” that, as of December 31, 2012, beneficially owned more than 5% of the Company’s Ordinary Shares issued and outstanding for purposes of Section 13 (d)(3) of the Exchange Act.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 16 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2013
By:	Northcroft Trading Inc. /s/ Yannick Fasana
Name: Yannick Fasana Title: Administrator

By:	Littlestone Limited /s/ Judy Wright
Name: Judy Wright Title: Director

By:	Vax Trading Inc. /s/ Michel Clémence
Name: Michel Clémence Title: Director

By:	OB Kors LLC /s/ Bryon Madsen
Name: Bryon Madsen Title: V.P. of its Managing Member

John Muse /s/ John Muse

By:	Muse Children’s GS Trust /s/ Linda Ehlers
Name: Linda Ehlers Title: Co-Trustee

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 17 of 21 Pages

By:	JRM Interim Investors, LP /s/ John Muse
	Name:	John Muse
	Title:	President of JRM Management Company, LLC, the General Partner of JRM Interim Investors, LP

By:	Muse Family Enterprises, Ltd. /s/ John Muse
	Name:	John Muse
	Title:	President of JRM Management Company, LLC, the General Partner of Muse Family Enterprises, Ltd.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 18 of 21 Pages

EXHIBITS

Exhibit No.	Document Description

1.
Joint Filing Agreement, dated February 13, 2013, Littlestone Limited, Northcroft Trading Inc., Vax Trading Inc., OB Kors LLC, John Muse, Muse Children’s GS Trust, JRM Interim Investors, LP and Muse Family Enterprises, Ltd.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 19 of 21 Pages

Exhibit 1

JOINT FILING AGREEMENT

WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of certain Ordinary Shares, of no par value (the “Ordinary Shares”), of Michael Kors Holdings Limited (the “Company”).

NOW THEREFORE,

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

[Remainder of page intentionally left blank.]

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 20 of 21 Pages

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned this 13th day of February 2013.

By:	Littlestone Limited /s/ Judy Wright
Name: Judy Wright Title: Director

By:	Northcroft Trading Inc. /s/ Yannick Fasana
Name: Yannick Fasana Title: Administrator

By:	Vax Trading Inc. /s/ Michel Clémence
Name: Michel Clémence Title: Director

By:	OB Kors LLC /s/ Bryon Madsen
Name: Bryon Madsen Title: V.P. of its Managing Member

John Muse /s/ John Muse

By:	Muse Children’s GS Trust /s/ Linda Ehlers
Name: Linda Ehlers Title: Co-Trustee

[Joint Filing Agreement]

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 21 of 21 Pages

By:	JRM Interim Investors, LP /s/ John Muse
	Name:	John Muse
	Title:	President of JRM Management Company, LLC, the General Partner of JRM Interim Investors, LP

By:	Muse Family Enterprises, Ltd. /s/ John Muse
	Name:	John Muse
	Title:	President of JRM Management Company, LLC, the General Partner of Muse Family Enterprises, Ltd.

[Joint Filing Agreement]